UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                              CLAUDE RESOURCES, INC.
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                                (Name of issuer)

                                   COMMON STOCK
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                         (Title of class of securities)

                                    182873109
            --------------------------------------------------------
                                 (CUSIP number)

   TIMOTHY J. STABOSZ, 1307 MONROE STREET, LAPORTE, IN  46350   (219) 324-5087
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 (Name, address and telephone number of person authorized to receive notices and communications)

                                  APRIL 15, 2014
            --------------------------------------------------------
             (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  182873109

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1.  Name of Reporting Person
                           TIMOTHY JOHN STABOSZ
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2.  Check the Appropriate Box if a Member of a Group (See Instructions) (a)  [_]
                           NOT APPLICABLE                               (b)  [_]
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3.  SEC Use Only
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4.  Source of Funds (See Instructions)        PF
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5.  Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
    Items 2(d) or 2(e)                                                       [_]
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6.  Citizenship or Place of Organization      UNITED STATES
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  Number of           (7) Sole Voting Power       9,772,517
    Shares     ____________________________________________
 Beneficially         (8) Shared Voting Power             0
   Owned by    ____________________________________________
     Each             (9) Sole Dispositive Power  9,772,517
  Reporting    ____________________________________________
 Person With         (10) Shared Dispositive Power        0
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11. Aggregate Amount Beneficially Owned           9,772,517
    by each Reporting Person
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12. Check if the Aggregate Amount in Row (11) Excludes                       [_]
    Certain Shares
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13. Percent of Class Represented by Amount in Row (11)    5.2%
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14. Type of Reporting Person (See Instructions)            IN
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ITEM 1.   Security and Issuer

     Common stock of Claude Resources, Inc. ("the Company"), 224 4th Avenue South, Suite 200, Saskatoon, Saskatchewan, Canada S7K 5M5.


ITEM 2.   Identity and Background

     The reporting person, Timothy J. Stabosz, 1307 Monroe Street, LaPorte, IN 46350, a natural person and United States citizen, is engaged as a private investor. He has not been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) in the last 5 years, and has not been a party to any proceedings, or subject to any judgements, enjoinments, decrees, et al., related to violations of state or federal securities laws, in his lifetime.


ITEM 3.  Source and Amount of Funds or Other Consideration

     The reporting person has expended personal funds, in the amount of $2,116,932.26, to purchase the shares. The reporting person has not used any borrowed funds to effect the purchases.


ITEM 4.   Purpose of Transaction

     The reporting person is the largest shareholder of Claude Resources.
He holds the shares for investment purposes, and believes that the market is substantially underpricing the Company, based upon measures of Claude's "intrinsic value."

     The reporting person believes that traditional measures of valuation, such as price/book, price/NAV, price/sales, EV/EBITDA, and other measures, in comparison to the company's peers, all substantiate the Company's under-valuation. Moreover, the reporting person believes that the Company's risk profile has been significantly reduced, over the last 6 or so months, as the Company has engaged in 2 major, minimally dilutive capital raising efforts, by: 1) selling its former Madsen property (while retaining a monetizable interest in Madsen's high profile acquiror, Laurentian Goldfields), and 2) engaging in a royalty arrangement on its Seabee mine with Orion Mine
Finance.  These capital raising endeavors, combined with: 1)  the Company's
Q1 2014  report, indicating significantly increased mine production and grade,
2) the accelerating progress in bringing the high yield Santoy Gap into pro-duction, 3) the impressive reductions in cash costs per ounce achieved, and
4) the removal of the "going concern" clause from the Company's financial statements, all place the Company in a remarkably better position, financially and liquidity-wise, than it had been. The reporting person believes the Company's stock price does not reflect the noted improvements, and the Company's fundamental value. The reporting person also believes that, primarily owing to massive and indiscriminate selling by gold ETF's, especially in the junior miner sector, that a "generational opportunity" exists in the sector, from a contrarian perspective, and that Claude, specifically, offers shareholders noteworthy opportunities to increase shareholder value through a combination of:  1) a turnaround in the Company's operations, and
2) a potential sale of the Company.

     The reporting person notes the requirement of the Company's covenant waiver with its major lender, Crown Capital, to explore a potential sale of the Company, and the requirement that that review process conclude in
July of 2014.   The reporting person supports a sale of the Company, at an appropriate premium that recognizes the fact that the Company is turning itself around, is in control of its own financial destiny, and that Santoy Gap affords an opportunity for the Company to substantially increase its yield, ounces
mined, and cash flows, over the intermediate and long term.   The reporting
person supports the Company's remaining independent, if any offers received do not reflect the Company's going concern value, and opportunity for substantial synergies and cost savings for an appropriate acquiror, which adequately compensates Claude's shareholders.

    The reporting person also notes that the Company has a new CEO, who has a background as a seasoned mining executive. Under the prior CEO's 18 year tenure, the Company's shareholders suffered horrendous and inappropriate levels of dilution, with shares outstanding going up by a factor of 4 or 5 times over. Meanwhile, over most of that tenure, annual ounces mined were stagnant in the rough vicinity of 50,000. The reporting person believes it is very important that, in order to establish its credibility, management must NOT issue new shares, under any circumstances, at anything remotely close to current prices. Such action would be a betrayal of the long vexed shareholders of Claude, who have suffered extraordinarily, over many many years, owing to prior management's failures and missteps.

     Considering the Company's history of destruction of shareholder value, the reporting person believes the Company can improve its governance, by placing one or more large outside shareholder representatives on the
board, to replace one or more legacy directors.   The reporting person
intends to discuss this matter with management, including the scenario of the reporting person, or his representative, being seated on the Company's board, in order to provide an "outside witness" for the broader shareholder base of Claude. The reporting person believes such "outside appointments" would substantially increase investor confidence in Claude, broaden the overall shareholder base, and contribute to an increase in shareholder value.

     The reporting person believes that the Company has an excellent investor relations department, and the Company is good at relating its own "story." With this in mind, the reporting person was extremely displeased that the board saw fit to delist the Company from the NYSE Market, last year.  He believes that the decline in trading volume in the Company's stock, since the delisting, has evidenced a decline in interest in the Company,
and that such delisting was misbegotten.   The Company has similarly
publicly disclosed the potential deregistering from the requirements of
filing under the U.S. Securities and Exchange Act of 1934.   The reporting
person believes the benefits of remaining a publicly reporting entity in the U.S. far outweigh the costs, in terms of retaining credibility for the Company, in the U.S. investment community, and that the Company should remain a full public reporting entity in the U.S.

     The reporting person may increase or decrease his position in the Company's stock, at any time, based on any number of factors, including, but not limited to, price fluctations, opportunity cost calculations, and other investment, trading, speculation, margin, or liquidity considerations.


ITEM 5.   Interest in Securities of the Issuer

     As of the close of business on June 19, 2014 the reporting person has sole voting and dispositive power over 9,772,517 shares of Claude Resources, Inc.'s common stock. According to the company's 1st quarter 2014 earnings release, as of March 31, 2014, there were 188,155,978 common shares outstanding. The reporting person is therefore deemed to own 5.2% of the company's common stock. Transactions effected by the reporting person, in the 60 days prior to the April 15, 2014 "trigger" date, through June 19, were performed in ordinary brokerage transactions, and are indicated as follows:

02/13/14  bought 698,400 shares at .164
02/25/14  bought 50,000 shares at .179
02/26/14  bought 90,500 shares at .171
02/27/14  bought 35,000 shares at .172
02/28/14  bought 13,500 shares at .172
03/05/14  bought 459,000 shares at .19
03/06/14  bought 249,582 shares at .199
03/20/14  bought 50,000 shares at .191
03/21/14  bought 100,000 shares at .196
03/24/14  bought 103,000 shares at .192
03/26/14  bought 82,000 shares at .18
04/01/14  bought 50,000 shares at .173
04/11/14  bought 65,000 shares at .17
04/14/14  bought 68,600 shares at .168
04/15/14  bought 209,200 shares at .153
04/16/14  bought 136,500 shares at .163
04/17/14  bought 21,500 shares at .164
04/21/14  bought 150,000 shares at .163
05/01/14  bought 134,500 shares at .158
05/02/14  bought 15,500 shares at .155
05/05/14  bought 50,000 shares at .155
05/07/14  bought 37,530 shares at .152
05/30/14  bought 25,000 shares at .136
06/02/14  bought 30,000 shares at .13
06/03/14  bought 300 shares at .13
06/05/14  bought 1500 shares at .127


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None


ITEM 7.  Material to be Filed as Exhibits

None


                                  SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date  06/19/14
Signature   Timothy J. Stabosz
Name/Title  Timothy J. Stabosz, Private Investor